Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference herein of our report dated March 9, 2011, with respect to our audit of the Statements of Operating Revenues and Direct Operating Expenses of the Barnett Shale Properties for the year ended December 31, 2009 and the nine months ended September 30, 2010, which report appears in the Current Report on Form 8–K/A of EV Energy Partners, L.P. dated March 10, 2011, and to the reference to our firm under the heading “Experts” in the prospectus. Our report includes an explanatory paragraph relating to the adoption of Accounting Standards Update No. 2010-03, “Oil and Gas Reserve Estimation and Disclosures”.

/s/ Travis Wolff LLP

Dallas, Texas

September 23, 2011